As filed with the Securities and Exchange Commission on February 5, 2016.

Registration No. 333- 209015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hortonworks, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	37-1634325
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5470 Great America Parkway

Santa Clara, California 95054

855.846.7866

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert Bearden

Chief Executive Officer

Hortonworks, Inc.

5470 Great America Parkway

Santa Clara, California 95054

855.846.7866

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Craig M. Schmitz Richard A. Kline Andrew T. Hill Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 650.752.3100	David M. Howard General Counsel Hortonworks, Inc. 5470 Great America Parkway Santa Clara, California 95054 650.388.9775	John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 650.461.5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ (File No. 333-209015)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-3 (File No. 333- 209015), as amended, declared effective on February 1, 2016 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16 of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.	EXHIBITS

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this registration statement on Form S-3.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santa Clara, State of California, on the day of February 5, 2016.

HORTONWORKS, INC.

By:	/s/ Robert Bearden
Robert Bearden
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Robert Bearden Robert Bearden	Chief Executive Officer and Director (Principal Executive Officer)	February 5, 2016

/s/ Scott Davidson Scott Davidson	Chief Financial Officer (Principal Financial Officer)	February 5, 2016

/s/ Scott Reasoner Scott Reasoner	Vice President, Controller and Principal Accounting Officer (Principal Accounting Officer)	February 5, 2016

* Paul Cormier	Director	February 5, 2016

* Peter Fenton	Director	February 5, 2016

	Signature	Title	Date

	* Martin Fink	Director	February 5, 2016

	* Kevin Klausmeyer	Director	February 5, 2016

	* Jay Rossiter	Director	February 5, 2016

	* Michelangelo Volpi	Director	February 5, 2016

*BY:	/s/ Robert Bearden Robert Bearden
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference
		Form	File. No.	Exhibit	Filing Date

1.1*	Form of Underwriting Agreement.

4.1*	Form of common stock certificate of the Registrant.	S-1	333-20004	4.1	December 1, 2014

4.2*	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, as amended, dated July 23, 2014.	S-1	333-20004	4.2	December 1, 2014

4.3*	Warrant to Purchase Shares of Series A Preferred Stock issued to Yahoo! Inc. by the Registrant, dated July 1, 2011.	S-1	333-20004	4.3	November 10, 2014

4.4*	Warrant to Purchase Shares of Common Stock issued to Yahoo! Inc. by the Registrant, dated June 9, 2014.	S-1	333-20004	4.4	November 10, 2014

5.1	Opinion of Goodwin Procter LLP.

23.1*	Consent of Deloitte & Touche, LLP independent registered public accounting firm.

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

*	Previously filed.